KOKOMO ENTERPRISES INC.

(formerly Zab Resources Inc.)

FINANCIAL STATEMENTS

NINE MONTH PERIOD ENDED SEPTEMBER 30, 2009

(Expressed in Canadian dollars)

(Unaudited – Prepared by Management)

(These interim financial statements have not been reviewed by the Company’s Auditor)

                                              - 1 -

KOKOMO ENTERPRISES INC.

(formerly Zab Resources Inc.)

(An Exploration Stage Company)

Balance Sheets

September 30, 2009 and December 31, 2008

(Canadian Dollars)

	September 30	December 31
	2009	2008
	(unaudited)	(audited)
Assets
Current
Cash and cash equivalents	$6,616	$3,357
Marketable securities (note 6)	0	3,250
Accounts receivable	5,280	8,250
Mineral exploration tax credit receivable	7,178	7,178

Total Current Assets	19,074	22,035
Mineral Properties Interests (note 7 and 9)	215,857	212,859
Reclamation Deposits (note 5)	10,000	10,000

Total Assets	$244,931	$244,894

Liabilities
Current
Accounts payable and accruals	$30,938	$72,186
Payable to related parties (note 9)	33,209	31,427

Total Liabilities	64,147	103,613

Shareholders’ Equity
Capital Stock (note 8)	23,399,265	23,006,115
Contributed Surplus	432,197	432,197
~~Share Capital Subscribed~~	~~0~~	~~0~~
Accumulated Other Comprehensive Loss	0	(1,251)
Deficit	(23,650,678)	(23,295,780)

Total Shareholders’ Equity	180,784	141,281

Total Liabilities and Shareholders’ Equity	$244,931	$244,894

Going Concern (note 2)

Commitment and Subsequent Events (notes 12 and 14)

On behalf of the Board:

“Bedo H. Kalpakian”

.....................................................................  Director

Bedo H. Kalpakian

“J.W. Murton”

.....................................................................  Director

J.W. Murton

See notes to financial statements.

KOKOMO ENTERPRISES INC.

(formerly Zab Resources Inc.)

(An Exploration Stage Company)

Statements of Operations

Nine Months Ended September 30

(Canadian Dollars)

	Three Months Ended		Nine Months Ended
	September 30		September 30

	2009	2008	2009	2008

Expenses
Advertising and promotion	$0	$0	$0	$2,730
Consulting and professional fees	0	2,827	0	23,827
Finance, interest and foreign exchange	3,179	131	4,768	9,120
Legal, Accounting and audit	3,189	14,474	8,673	21,359
Management fees	90,000	90,000	270,000	270,000
Office and miscellaneous	1,622	7,433	22,168	33,030
Regulatory and transfer agent fees	4,094	2,958	12,365	9,335
Rent	900	900	2,700	2,700
Salaries and benefits	9,150	8,726	30,429	26,157
Shareholder communication	90	1,722	465	4,893
Telephone, travel, meals and entertainment	316	299	849	3,274
	112,540	129,470	352,417	406,425

Loss before other items	(112,540)	(129,470)	(352,417)	(406,425)

Other items
Interest income	0	101	159	499
Write-off of mineral property	(540)	0	(540)	0
Gain/(loss) on sale of mineral property	0	54,500	0	54,500
Gain/(loss) on sale of marketable Securities	0	0	(2,101)	(513,809)
	(540)	54,601	(2,482)	(458,810)

Other Comprehensive Loss	0	0	0	(529,801)

Net Loss for the period	(113,080)	(74,869)	(354,899)	(1,395,036)

Basic Loss per common share	$(0.03)	$(0.07)	$(0.11)	$(1.28)
Diluted Loss per common share	$(0.03)	$(0.07)	$(0.11)	$(1.28)
Weighted average number of common shares outstanding	3,266,195	1,092,945	3,266,195	1,092,945

See notes to financial statements.

KOKOMO ENTERPRISES INC.

(formerly Zab Resources Inc.)

(An Exploration Stage Company)

Statements of Cash Flows

Nine Months Ended September 30

 (Canadian Dollars)

	Three Months Ended		Nine Months Ended
	September 30		September 30

	2009	2008	2009	2008

Cash provided by (used for)

Operating Activities
Net Loss	$(113,080)	$(74,869)	$(354,899)	$(1,395,036)
Loss on sale of securities	0	0	2,101	1,043,610
Gain from sale of mining leases in Ontario	0	(50,000)	0	(50,000)
Securities obtained from sale of mining leases in Ontario	0	(4,500)	0	(4,500)
	(113,080)	(123,369)	(352,798)	(405,926)
Change in non-cash operating
working capital
Receivables	1,386	9,420	2,970	8,914
Receivables from related parties	0	814	0	71,722
Payables and accruals	(57,468)	(9,476)	(41,248)	(268,197)
Payable to related parties	(162,594)	0	1,782	(26,154)
Prepaid expense	0	0	0	0
	(218,676)	758	(36,496)	(213,715)
Cash Provided by (Used in) Operating Activities	(331,756)	(128,611)	(389,294)	(619,641)

Investing Activities
Mineral properties	22,543	0	(2,997)	(21,273)
Option payment from Colt	0	0	0	250,000
Sale of mining leases in Ontario	0	50,000	0	50,000
Proceeds from sale of marketable securities	0	0	2,400	431,371
Cash Provided by (Used in) Investing Activities	22,543	50,000	(597)	710,098

Financing Activity
Subscription of common shares	267,137	0	393,150	0

Increase (decrease) in cash and cash equivalents	(42,076)	(78,611)	3,259	90,457

Cash and cash equivalents, Beginning of Period	$48,692	$187,529	$3,357	$18,461

Cash and cash equivalents, End of Period	$6,616	$108,918	$6,616	$108,918

See notes to financial statements.

KOKOMO ENTERPRISES INC.

(formerly Zab Resources Inc.)

 (An Exploration Stage Company)

Notes to the Interim Financial Statements

Nine Months Ended September 30, 2009

(Canadian Dollars)

1.

NATURE OF OPERATIONS

The Company was incorporated on August 24, 1984 in British Columbia, Canada.  The principal business of the Company is the acquisition, exploration and, if warranted, the development of natural resource properties.

The Company had an investment in software for online gaming, which it sold during 2006. All the revenues to that date were derived from this investment.

On March 19, 2007, the Company changed its name from Bronx Ventures Inc. (“Bronx”) to Zab Resources Inc. The Company then subdivided its capital stock on a 1 (old) share for 50 (new) shares basis.  As a result, the shares of Bronx were de-listed from trading and the shares of Zab Resources Inc. commenced trading on the OTC Bulletin Board in the USA under the symbol “ZABRF” on March 22, 2007.

Effective November 28, 2007, the common shares of the Company have been listed for trading on the Canadian National Stock Exchange (“CNSX”) (formerly Canadian Trading and Quotation System (CNQ)) under the trading symbol “ZABK”.  On October 17, 2008, the Company’s CNSX symbol was changed to “ZAB” pursuant to the CNSX adopting a three character symbol format.

On April 16, 2009, the Company changed its name from Zab Resources Inc. (“Zab”) to Kokomo Enterprises Inc. (“Kokomo”), and the Company consolidated its capital stock on the basis of 25 (old) shares of Zab for 1 (new) share of Kokomo.  As a result, the shares of Zab were de-listed from trading and the shares of Kokomo commenced trading in Canada on the CNSX under the symbol “KKO”, and in the U.S.A. the shares of Kokomo commenced trading on the OTC Bulletin Board under the symbol “KKOEF”.  The Cusip number of the Company’s common shares is 500323100.

The Company was registered extra-provincially under the Corporations Registration Act in the Province of Nova Scotia, Canada from June 26, 2008 until September 30, 2009.

2.

GOING CONCERN

These financial statements have been prepared on the basis of accounting principles applicable to a "going concern", which assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations.

Several adverse conditions cast substantial doubt on the validity of this assumption.  With the exception of the fiscal years ended 2006 and 2005, the Company has incurred significant operating losses over the past two fiscal years (2008 - $1,511,761; 2007 - $676,166;), has a deficit of $23,650,678 at September 30, 2009 (December 31, 2008 - $(23,295,780)), limited resources, no sources of operating cash flow and no assurances that sufficient funding will be available to continue operations for an extended period of time. The Company is in the exploration stage and, accordingly, has not yet commenced revenue-producing operations. In addition, the Company’s only source of revenue was sold during 2006, and it has periodically had a working capital deficiency.

The application of the going concern concept is dependent upon the Company’s ability to satisfy its liabilities as they become due and to obtain the necessary financing to complete the exploration and development of its mineral property interests, the attainment of profitable mining operations, or the receipt of proceeds from the disposition of its mineral property interests. Management is actively engaged in the review and due diligence on opportunities of merit in the mining sector and is seeking to raise the necessary capital to meet its funding requirements. There can be no assurance that management’s plan will be successful.

If the going concern assumption were not appropriate for these financial statements then adjustments would be necessary in the carrying value of assets and liabilities, the reported expenses and the balance sheet classifications used. Such adjustments could be material.

3.

SIGNIFICANT ACCOUNTING POLICIES

(a)

Basis of presentation

These financial statements are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) and the Company’s functional and reporting currency is the Canadian dollar.

(b)

Use of estimates

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant estimates made in the preparation of these financial statements include valuation of marketable securities, mineral properties assessments for impairment, accrued liabilities, assumptions for the determination of fair value of stock-based compensation, rates of amortization for equipment and determination of valuation allowance for future income tax assets. Management believes the estimates are reasonable; however, actual results could differ from those estimates and could impact future results of operations and cash flows.

(c)

Financial instruments

All financial assets and liabilities are recognized when the Company becomes party to the contract creating the item. All financial instruments are classified as one of the following: held-to-maturity, loans and receivables, held-for-trading, available-for-sale or other financial liabilities. The Company classifies its debt and marketable equity securities into held-to-maturity, trading or available-for-sale categories. Debt securities are classified as held-to-maturity when the Company has the positive intent and ability to hold the securities to maturity. Debt securities for which the Company does not have the intent or ability to hold to maturity are classified as available-for-sale. Held-to-maturity securities are recorded as either short-term or long-term on the balance sheet based on contractual maturity date and are stated at amortized cost. Marketable securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and are reported at fair value, with unrealized gains and losses recognized in earnings. Debt and marketable equity securities not classified as held-to-maturity or as trading are classified as available-for-sale and are carried at fair market value, with the unrealized gains and losses, net of tax, included in the determination of comprehensive income (loss) and reported in stockholders’ equity.

See notes to financial statements.

KOKOMO ENTERPRISES INC.

(formerly Zab Resources Inc.)

 (An Exploration Stage Company)

Notes to the Interim Financial Statements

Nine Months Ended September 30, 2009

(Canadian Dollars)

3.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

(c)

Financial instruments (Continued)

On January 1, 2008, the Company adopted the following provisions of the Canadian Institute of Chartered Accountants’ (“CICA”) Handbook sections.  There was no material impact on the Company’s financial condition or operating results as a result of the adoption of these new standards:

(i)

Section 3862 – Financial Instruments – Disclosures, which replaces Section 3861 and provides expanded disclosure requirements that provide additional detail by financial asset and liability categories.

(ii)

Section 3863 – Financial Instruments – Presentation, to enhance financial statement users’ understanding of the significance of financial instruments to an entity’s financial position, performance and cash flows.

(iii)

Section 1535 – Capital Disclosures, which establishes standards for disclosing information about an entity’s capital and how it is managed.  Under this standard, the Company will be required to disclose the following:

•

qualitative information about its objectives, policies and procedures for managing capital;

•

summary quantitative data about what it manages as capital;

•

whether during the period it complied with any externally imposed capital requirement to which it is subject; and

•

when the Company has not complied with such externally imposed capital requirements, the consequences of such non-compliance.

(i)

Section 1400 – General Standards of Financial Statement Presentation, to include requirements for management to assess and disclose an entity’s ability to continue as a going concern.

(d)

Comprehensive income

Effective January 1, 2007, the Company adopted Section 1530, “Comprehensive Income”, which establishes standards for presentation and disclosure of comprehensive income. Comprehensive income is the overall change in the net assets of the Company for a period, other than changes attributable to transactions with stockholders. It is made up of net income and other comprehensive income. Other comprehensive income consists of unrealized gains and losses that under GAAP are required to be recognized in a period but excluded from net income for that period. The Company has included a comprehensive income (loss) calculation in the statement of stockholders’ equity.

(e)

Cash and cash equivalents

Cash and cash equivalents include cash and highly liquid investments that on demand are readily convertible to known amounts of cash and which are subject to an insignificant risk of change in value and with maturities of 90 days or less when purchased. Cash equivalents are held for the purpose of meeting short-term cash commitments rather than for investing or other purposes.

See notes to financial statements.

KOKOMO ENTERPRISES INC.

(formerly Zab Resources Inc.)

 (An Exploration Stage Company)

Notes to the Interim Financial Statements

Nine Months Ended September 30, 2009

(Canadian Dollars)

3.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

(f)

Mineral property interests

The Company capitalizes all costs related to investments in mineral property interests on a property-by-property basis.  Such costs include mineral property acquisition costs and exploration and development expenditures, net of any recoveries.  Costs are deferred until such time as the extent of mineralization has been determined and mineral property interests are either developed, the property is sold or the Company’s mineral rights are allowed to lapse.

All capitalized costs are reviewed, on a property-by-property basis, to consider whether there are any conditions that may indicate impairment.  When the carrying value of a property exceeds its net recoverable amount (as estimated by quantifiable evidence of an economic geological resource or reserve or by reference to option or joint venture expenditure commitments) or when, in the Company’s assessment, it will be unable to sell the property for an amount greater than the deferred costs, the property is written down for the impairment in value.

From time to time, the Company may acquire or dispose of a mineral property interest pursuant to the terms of an option agreement.  As such, options are exercisable entirely at the discretion of the optionee; the amounts payable or receivable are not recorded at the time of the agreement.  Option payments are recorded as property costs or recoveries when the payments are made or received.

Capitalized costs are depleted over the useful lives of the properties upon commencement of commercial production or written off if the properties are abandoned or the applicable mineral rights are allowed to lapse.

(g)

Joint interest

The Company recognizes expenditures incurred on joint interest properties and discloses their portion of interest in the property based on their expenditures and those incurred by the joint interest partner.

(h)

Amortization

Furniture and equipment are recorded at cost.  The Company amortizes the cost of these assets on a declining-balance basis at the rate of 20% per annum.

(i)

Asset retirement obligations (“ARO”)

The Company recognizes an estimate of the liabilities associated with an ARO in the financial statements at the time the liability is incurred. The estimated fair value of the ARO is recorded as a long-term liability, with a corresponding increase in the carrying amount of the related asset. The capitalized amount is depleted on a straight-line basis over the estimated life of the asset. The liability amount is increased each reporting period due to the passage of time and the amount of accretion is charged to earnings in the period. The ARO can also increase or decrease due to changes in the estimates of timing of cash flows or changes in the original estimated undiscounted cost. Actual costs incurred upon settlement of the ARO are charged against the ARO to the extent of the liability recorded. At present, the Company has no material AROs to record in the financial statements.

See notes to financial statements.

KOKOMO ENTERPRISES INC.

(formerly Zab Resources Inc.)

 (An Exploration Stage Company)

Notes to the Interim Financial Statements

Nine Months Ended September 30, 2009

(Canadian Dollars)

3.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

(j)

Income taxes

The Company follows the asset and liability method of accounting for income taxes. Under this method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis, and losses carried forward. Future tax assets and liabilities are measured using substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in operations in the period in which the change is enacted or substantially assured. The amount of future income tax assets is limited to the amount of the benefit that is more likely than not to be realized.

(k)

Revenue recognition

Until May 2006, the Company earned revenues from customers of Las Vegas from Home.com Entertainment Inc. (“Las Vegas”), a company related by certain common officers and directors, in accordance with an agreement, which entitled the Company to 40% of revenues that were generated by Las Vegas from certain online games.  The Company recognized these revenues as they were reported and received by Las Vegas.

Interest income is recorded as earned at the stated rate of interest of the term deposit over the term to maturity.

(l)

Stock-based compensation

The Company accounts for stock-based compensation using a fair value based method with respect to all stock-based payments measured and recognized, to directors, employees and non-employees.  For directors and employees, the fair value of the option is measured at the date of grant.  For non-employees, the fair value of the options is measured on the earlier of the date at which the counterparty performance is complete or the date the performance commitment is reached, or the date at which the equity instruments are granted if they are fully vested and non-forfeitable.  For directors, employees and non-employees, the fair value of the options is accrued and charged either to operations or mineral property interests, with the offset credit to contributed surplus, over the vesting period.  If and when the stock options are exercised, the applicable amounts from contributed surplus are transferred to capital stock.

(m)

Earnings (loss) per share

Basic earnings (loss) per share is calculated using the weighted average number of common shares outstanding during the year.  The Company uses the treasury stock method for calculating diluted earnings (loss) per share.  Under this method the dilutive effect on earnings per share is recognized on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments.  It assumes that the proceeds would be used to purchase common shares at the average market price during the period. However, the calculation of diluted loss per share excludes the effects of various conversions and exercise of options and warrants that would be anti-dilutive.

Shares held in escrow, other than where their release is subject to the passage of time, have not been included in the calculation of the weighted average number of common shares outstanding.

3.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

 (n)

Flow-through common shares

The Company may from time to time issue flow-through common shares to finance its resource exploration activities. Canadian income tax law permits a company to renounce to the flow-through shareholder the income tax attributes of resource exploration costs financed by such shares. The tax impact to the Company of the renouncement is recorded on the date the renunciation is filed with taxation authorities, through a decrease in capital stock and the recognition of a future income tax liability.

(o)

Foreign currency translation

The functional currency of the Company is the Canadian dollar.  Amounts recorded in foreign currency are translated into Canadian dollars as follows:

(i)

Monetary assets and liabilities, at the rate of exchange in effect as at the balance sheet date;

(ii)

Non-monetary assets and liabilities, at the exchange rates prevailing at the time of the acquisition of the assets or assumption of the liabilities; and

(iii)

Revenues and expenses (excluding amortization, which is translated at the same rate as the related asset), at the rate of exchange on the transaction date.

Gains and losses arising from this translation of foreign currency are included in the determination of net income (loss) for the year.

(p)

Future accounting changes

(i)

Goodwill and intangible assets

In February 2008, the CICA issued Handbook Section 3064, “Goodwill and Intangible Assets”, replacing Section 3062, “Goodwill and Other Intangible Assets”, and Section 3450, “Research and Development Costs”. This section establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. Standards concerning goodwill are unchanged from the standards included in the previous Section 3062. The new section is effective for years beginning on or after January 1, 2009. The Company is in the process of assessing the impact of this new section on its financial statements.

3.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

(p)

Future accounting changes (Continued)

(ii)

International Financial Reporting Standards ("IFRS")

In 2006, the Canadian Accounting Standards Board ("AcSB") published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period.  In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada's own GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

(iii)

EIC-173, Credit Risk and the Fair Value of Financial Assets and Financial Liabilities

In January 2009 the Emerging Issues Committee (“EIC”) of the CICA issued EIC-173, “Credit Risk and the Fair Value of Financial Assets and Financial Liabilities”, which clarifies that an entity's own credit risk and the credit risk of the counterparty should be taken into account in determining the fair value of financial assets and liabilities, including derivative instruments. EIC-173 is to be applied retrospectively without restatement of prior periods in interim and annual financial statements for periods ending on or after the date of issuance of EIC- 173. The Company will adopt this recommendation in its fair value determinations effective January 1, 2009 and is currently assessing the impact of this change on its financial statements.

(iv)

EIC-174, Mining Exploration Costs

In March 2009 the EIC issued EIC-174, “Mining Exploration Costs”, which provides guidance on capitalization of exploration costs related to mining properties. It also provides guidance for development and exploration stage entities that cannot estimate future cash flows from its properties in assessing whether impairment in such properties is required. EIC-174 also provides additional discussion on recognition for  long lived assets. EIC-174 is to be applied in interim and annual financial statements for periods ending on or after the date of issuance of EIC-174. The Company will adopt this recommendation in its fair value determinations effective January 1, 2009 and is currently assessing the impact of this change on its financial statements.

See notes to financial statements.

KOKOMO ENTERPRISES INC.

(formerly Zab Resources Inc.)

 (An Exploration Stage Company)

Notes to the Interim Financial Statements

Nine Months Ended September 30, 2009

(Canadian Dollars)

2.

FINANCIAL INSTRUMENTS

The Company has designated its cash and cash equivalents as held-for-trading; amounts receivable as loans and receivables; marketable securities as available-for-sale; accounts payable and accrued liabilities, as other liabilities.

Prior to the adoption of CICA Handbook Section 3855, the Company disclosed the fair value of its financial instruments. The carrying values of cash and cash equivalents,amounts receivable, amounts receivable from and payable to related parties, and accounts payable and accrued liabilities approximated their fair values due to the relatively short periods to maturity of those financial instruments.

The Company’s risk exposure and the impact on the Company’s financial instruments are summarized below:

(a)

Credit risk

The Company manages credit risk, in respect of cash and cash equivalents, by purchasing highly liquid, short-term investment grade securities held at a major Canadian financial institution in accordance with the Company’s investment policy. In regards to amounts receivable, the Company is not exposed to significant credit risk as they are due from governmental agencies.

The Company’s concentration of credit risk and maximum exposure thereto is as follows relating to funds held in Canada:

	September 30, 2009	December 31, 2008

Bank accounts	$6,616	$3,357

The credit risk associated with cash and cash equivalents is minimized substantially by ensuring that these financial assets are placed with major financial institutions with strong investment grade ratings by a primary ratings agency. The Company has no asset backed securities.

(b)

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in obtaining funds to meet commitments. The Company’s approach to managing liquidity risk is to provide reasonable assurance that it will have sufficient funds to meet liabilities when due. The Company manages its liquidity risk by forecasting cash flows from operations and anticipated investing and financing activities. At September 30, 2009, the Company had accounts payable and accrued liabilities of $64,147 (September 30, 2008 - $21,061). The Company does not have sufficient cash and cash equivalents as at September 30, 2009 in order to meet short-term business requirements.  Management is currently relying on equity, third-party and related party financing to manage its liquidity and settlement of liabilities. There is no assurance that management’s strategy will be successful.

See notes to financial statements.

KOKOMO ENTERPRISES INC.

(formerly Zab Resources Inc.)

 (An Exploration Stage Company)

Notes to the Interim Financial Statements

Nine Months Ended September 30, 2009

(Canadian Dollars)

4.

FINANCIAL INSTRUMENTS (Continued)

(a)

Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprises three types of risk: interest rate risk, foreign currency risk and other price risk. The Company is not exposed to foreign currency risk.

(i)

Interest rate risk

The Company’s cash and cash equivalents consists of cash held in bank accounts and guaranteed investment certificates that earn interest at variable interest rates. Due to the short-term nature of these financial instruments, fluctuations in market rates do not have a significant impact on estimated fair values as of September 30, 2009.  Future cash flows from interest income on cash and cash equivalents will be affected by interest rate fluctuations. The Company manages interest rate risk by maintaining an investment policy that focuses primarily on preservation of capital and liquidity. The Company’s sensitivity analysis suggests that a 1% change in interest rates would not have a material effect on interest income.

(ii)

Commodity price risk

The price of the common shares in the capital of the Company ("Common Shares"), its financial results, exploration and development activities have been, or may in the future be, adversely affected by declines in the price of zinc, gold and/or other metals. The Company's revenues, if any, are expected to be in large part derived from mining and sale of precious and base metals or interests related thereto. The effect of these factors on the price of precious and base metals, and therefore the economic viability of any of the Company's exploration projects, cannot accurately be predicted.

5.

TERM DEPOSITS

The following term deposits were held by the Company as at September 30, 2009:

Interest rate	Maturity Date	Face Value
Included as reclamation deposits at September 30, 2009
0.25%	March 22, 2010	$3,000
0.05%	May 3, 2010	7,000

		$10,000*

                                                                                             *Reclamation deposits

6.

MARKETABLE SECURITIES

The following marketable securities were held by the Company:

	September 30, 2009	December 31, 2008

Marketable securities (cost – 2008 - $4,500)	$0	$3,250

During 2008, the Company sold 7,564,000 shares of Las Vegas, a publicly traded related party for total proceeds of $431,371, which had a total acquisition cost of $2,483,113. Of the realized loss on disposition, $1,058,892 has been reflected in 2006 and the remainder has been reflected in 2008.

The Company owns 6 shares or 0.0% of the total outstanding shares in the capital of Las Vegas, as of December 31, 2008 (2007 – 7,564,006 shares or 7.4%). Of these shares, 6,670,000  were acquired through the sale of the three card games software (note 9 (c)).

During 2006, the Company owned 2,500,000 shares of Colt Resources Inc. (formerly Colt Capital Corp.) (“Colt”), which represented 9.3% of the then total issued and outstanding shares of Colt. Colt is related to the Company by one common director.  During 2007, the Company sold all its Colt shares for a net gain of $99,011.

Pursuant to a Property Purchase Agreement dated July 31, 2008 with an arm’s length third party  in respect to the sale of the Company’s Lithium Properties (Mineral Leases) located in Ontario, as part of the consideration, the arm’s length party has issued to the Company 25,000 fully paid non-assessable common shares of Coniagas Resources Ltd. (“Coniagas”), a publicly listed company (Note 7).  Subsequent to December 31, 2008, the Company sold all of the 25,000 common shares of Coniagas and received net proceeds of $2,400.

7.

MINERAL PROPERTY INTERESTS

	Extra High Property		Hope Creek Property	Blunt Mountain Property	Nova Scotia	Total

Balance, December 31, 2006	$312,412		$0	$6,108	$0	$318,520

Acquisition costs	60,000		0	0	0	60,000
Geological, geochemical, trenching and drilling	134,727		0	9,320	0	144,047

Total expenditures	194,727		0	9,320	0	204,047

Property option payments	(128,770)		0	0	0	(128,770)

Write-offs	0		0	(15,428)	0	(15,428)

Balance, December 31, 2007	$378,369	$		$0	$0	$378,369

Acquisition costs	0		1,500	0	0	1,500
Geological, geochemical, trenching and drilling	21,514		68,654	0	0	90,168

Total expenditures	21,514		70,154	0	0	91,668

Property option payments	(250,000)		0	0	0	(250,000)

Mineral exploration tax credit	0		(7,178)	0	0	(7,178)

Balance, December 31, 2008	$149,883		$62,976	$0	$0	$212,859

7.

MINERAL PROPERTY INTERESTS (Continued)

Deposit with the DNR, Province of Nova Scotia	0	0	0	25,000	25,000
Consultancy fees	658	2,340	0	540	3,538
Write-off of consultancy fee	0	0	0	(540)	(540)
Deposit returned by Province of Nova Scotia	0	0	0	(25,000)	(25,000)

Balance, September 30, 2009	$150,541	$65,316	$0	$0	$215,857

Extra High Property

On March 26, 2004, the Company entered into an Option Agreement with an arm’s length party (the “Arm’s Length Party”) in respect to certain mineral claims, which are situated in the Kamloops Mining Division in British Columbia (the “Extra High Property”).  Pursuant to the terms of the Option Agreement as amended on March 8, 2005, the Company obtained the right to acquire a 100% undivided interest in the Extra High Property, subject to a 1.5% net smelter returns royalty (the “Arm’s Length Royalty”), by making staged cash payments totalling $150,000 and incurring exploration expenditures on the Extra High Property totalling $500,000 over a period of three years.  Upon the Company earning a 100% undivided interest in the Extra High Property, the Company obtained the right to purchase at any time 50% of the Arm’s Length Royalty by paying to the Arm’s Length Party the sum of $500,000 leaving the Arm’s Length Party with a 0.75% net smelter return (“NSR”) royalty.

On September 8, 2006, the Company entered into an Option Agreement with Colt, a company that was related by common directors and officers and which is currently related by one common director, whereby Colt obtained the right to acquire a 50% undivided interest, subject to the Arm’s Length Royalty, in the Extra High Property by incurring exploration expenditures of $240,000 on the Extra High Property by no later than February 28, 2007 and by making cash payments to the Company totaling $133,770 by no later than March 26, 2007.

On September 12, 2006, the Company and the Arm’s Length Party amended the Option Agreement by entering into an Amending Agreement whereby the Company was granted an extension period until June 26, 2007 to make the balance of cash payments to the Arm’s Length Party and incur the remaining exploration expenditures on the Extra High Property.

On October 31, 2006, the Company and Colt entered into an Amending Agreement whereby Colt was granted an extension period until June 26, 2007 to incur exploration expenditures on the Extra High Property and to make the cash payments to the Company.

Upon Colt earning its 50% undivided interest in the Extra High Property, the Company and Colt would thereafter equally contribute to all future exploration costs.  If any party would fail to contribute its share of future exploration costs, then its respective interest would be diluted on a straight-line basis.  If any party’s interest would be diluted to less than a 10% interest, then that party’s interest in the Extra High Property would be converted into a 0.5% NSR royalty.

On April 16, 2007, the Company and the Arm’s Length Party amended the Option Agreement by entering into an Amending Agreement whereby the Company was released of the requirement to incur the remaining exploration expenditures but instead was required to make a cash payment of $60,000 (paid) to the Arm’s Length Party.

See notes to financial statements.

KOKOMO ENTERPRISES INC.

(formerly Zab Resources Inc.)

 (An Exploration Stage Company)

Notes to the Interim Financial Statements

Nine Months Ended September 30, 2009

(Canadian Dollars)

7.

MINERAL PROPERTY INTERESTS (Continued)

Extra High Property (Continued)

On June 14, 2007, the Company amended its Option Agreement with Colt whereby Colt would have the right to acquire a 34% interest in the Extra High Property by making cash payments to the Company totalling $193,770 (paid) by no later than June 26, 2007. The Amending Agreement released Colt of the requirement to incur $240,000 in exploration expenditures on the Extra High Property.

On June 26, 2007, the Company made its final payment to the Arm’s Length Party thereby earning a 100% undivided interest in the Extra High Property subject only to the Arm’s Length Royalty. Colt made its final payment to the Company and earned its 34% interest in the Extra High Property, thus reducing the Company’s interest to 66%.

At December 31, 2007, the Company held a 66% interest in the Extra High Property.

On January 21, 2008, the Company entered into an Option Agreement (the “2008 Option Agreement”) with Colt whereby Colt was granted the right and option to acquire, in two separate equal tranches, the Company’s 66% undivided interest in the Extra High Property.  Pursuant to the 2008 Option Agreement, Colt has exercised the first tranche of the option by making a cash payment of $250,000 to the Company and has acquired from the Company a 33% undivided interest in the Extra High Property.  As a result of exercising the first tranche of the option, Colt now holds a 67% undivided interest in the Extra High Property and has become the operator of the Extra High Property.  Furthermore, pursuant to the 2008 Option Agreement, Colt would be solely responsible for all exploration and property expenditures in respect of the Extra High Property, which are initiated and incurred by Colt from January 31, 2008 to December 31, 2008.

In order to exercise the second tranche of the option, Colt was required to make a cash payment of $250,000 to the Company on or before December 31, 2008.  As at December 31, 2008, Colt did not exercise the second tranche of the option.  As a result Colt holds a 67% undivided interest in the Extra High Property and the Company holds a 33% undivided interest.  Pursuant to the Joint Venture which the Company and Colt have formed, each party shall henceforth contribute its proportionate share of property related expenditures.  If any party fails to contribute its share of property related expenditures, then its interest will be diluted on a straight-line basis.  If any party’s interest is diluted to less than 10%, then that party’s interest in the Extra High Property will be converted into a 0.5% net smelter returns royalty.

As at September 30, 2009, the Company held a 33% interest in the Extra High Property.

Investment in the Extra High Property consists of costs incurred as follows:

	2009	2008	2007	Cumulative to 2009

Acquisition (property option payments)	$0	$0	$60,000	$150,000
Staking	0	0	0	3,639
Assessment and miscellaneous	0	0	0	10,311
Geological, geochemical, trenching and drilling	658	21,514	134,727	430,361
Colt property option payments	0	(250,000)	(128,770)	(443,770)

	$658	$(228,486)	$65,957	$150,541

7.

MINERAL PROPERTY INTERESTS (Continued)

Hope Creek Property

On October 24, 2008, the Company entered into an Option Agreement with two individuals, who are at arm’s length to the Company, in respect to certain mineral claims which are situated in the Lillooet Mining Division in British Columbia (the “Hope Creek Property”). Pursuant to the terms of the Option Agreement, the Company obtained the right to acquire a 100% undivided interest in the Hope Creek Property, subject to a 1% NSR royalty, by issuing 2,000 common shares, making staged cash payments totaling $90,000 over three years, incurring not less than $50,000 in exploration expenditures on the Hope Creek Property by December 31, 2008 and incurring additional optional exploration expenditures totaling $250,000 over a period of three years.  During the year ended December 31, 2008, the Company fulfilled its commitment and issued 2,000 common shares (note 8(b)) and incurred $68,654 in exploration expenditures by December 31, 2008. The $90,000 staged cash payments are optional and are payable as follows: (i) $15,000 on or before December 31, 2009; (ii) $25,000 on or before December 31, 2010; and (iii) $50,000 on or before December 31, 2011.

In 2008, the Company qualified for the Mineral Exploration Tax Credit in the amount of $7,178 for exploration expenses incurred on the Hope Creek Property. This amount has been credited against expenses incurred on this property.

	2008	2007	2006	Cumulative to 2008

Acquisition (property option payments)	$1,500	$0	$0	$1,500
Geological and geochemical	68,654	0	0	68,654
Mineral exploration tax credit	(7,178)	0	0	(7,178)

	$62,976	$0	$0	$62,976

Blunt Mountain Property

During 2006, the Company staked 22 mineral tenures located in the Omineca Mining Division of British Columbia (the “Blunt Mountain Property”). At December 31, 2007, the Company decided to abandon the property and has written it off.

Ontario Lithium Properties (Mineral Leases)

During the year ended December 31, 2008, the Company sold all of its Ontario Lithium Properties (Mineral Leases) to an arm’s length party for gross proceeds of $54,500 consisting of $50,000 cash payment and marketable securities of $4,500 valued at the quoted market price at receipt.  Furthermore, the arm’s length party is obligated to pay to the Company one-half percent (1/2%) gross receipts royalty after six months from the date of commencement of commercial production from the Ontario Lithium Properties (Mineral Leases).  These properties were previously written-off at the end of fiscal year 2000.

7.

MINERAL PROPERTY INTERESTS (Continued)

Salt and Potash Claims, Nova Scotia

As a result of the Company being invited by the Department of Natural Resources of the Province of Nova Scotia, Canada (“DNR”) to participate in a tender for a Special License in respect to the exploration of salt and potash on certain claims located in the Province of Nova Scotia, Canada, the Company participated in the tender and submitted to the DNR a deposit in the amount of $25,000 which represented 10% of the first year’s work program that the Company had proposed to conduct on the subject claims.

Due to the delay in being granted a Special License, the Company has withdrawn its application for a Special License and as a result,  the DNR has refunded to the Company the application fee of $4,101.76 and the $25,000 deposit which were submitted by the Company in support of the Company’s application.  Consequently, the Company has decided not to renew its registration as an extra-provincially registered company under the Corporations Registration Act in the Province of Nova Scotia, Canada.

Realization

The Company’s investment in and expenditures on the mineral property interest comprise a significant portion of the Company’s assets. Realization of the Company’s investment in the assets is dependent on establishing legal ownership of the property interest, on the attainment of successful commercial production or from the proceeds of its disposal. The recoverability of the amounts shown for the mineral property interest is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development of the property interest, and upon future profitable production or proceeds from the disposition thereof.

Title and Environmental

Although the Company has taken steps to verify the title to mineral properties in which it has or had a right to acquire an interest in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee title (whether of the Company or of any underlying vendor(s) from whom the Company may be acquiring its interest).  Title to mineral properties may be subject to unregistered prior agreements or transfers, and may also be affected by undetected defects or the rights of indigenous peoples.

Environmental legislation is becoming increasingly stringent and costs and expenses of regulatory compliance are increasing.  The impact of new and future environmental legislation on the Company’s operations may cause additional expenses and restrictions.  If the restrictions adversely affect the scope of exploration and development on the mineral properties, the potential for production on the property may be diminished or negated.

See notes to financial statements.

KOKOMO ENTERPRISES INC.

(formerly Zab Resources Inc.)

 (An Exploration Stage Company)

Notes to the Interim Financial Statements

Nine Months Ended September 30, 2009

(Canadian Dollars)

8.

CAPITAL STOCK

(a)              Authorized

Unlimited number of common and preferred shares without par value of which there are no preferred shares issued.

(b)              Issued

All common shares and per share amounts have been restated to give retroactive effect to the 25:1 share consolidation, which took effect on April 16, 2009 (note 1).

			Contributed Surplus
	Common Shares	Amount

Balance, December 31, 2006	879,212	22,769,784	$213,850

Shares issued for cash
Private placement, net of issue costs	120,000	140,625	0
Exercise of flow-through warrants	16,000	20,000	0
Private placement flow-through common shares	48,000	60,000	0
Shares issued for non-cash
Shares issued for debt settlement	29,733	37,166	0
Income tax effect of flow-through share renouncement	0	(22,960)	0
Stock-based compensation	0	0	218,347

Balance, December 31, 2007	1,092,945	23,004,615	$432,197

Shares issued for mineral property interest	2,000	1,500	0

Balance, December 31, 2008	1,094,945	$23,006,115	$432,197

Shares issued for cash
Private placement, net of issue costs	5,242,000	393,150	0

Balance, September 30, 2009	6,336,945	$23,399,265	$432,197

During the nine months period ended September 30, 2009, the Company issued an aggregate of 5,242,000 units in the securities of the Company at a price of Cdn $0.075 per unit for total proceeds to the Company of $393,150.  Each Unit consists of one common share in the capital of the Company and one warrant to purchase an additional common share in the capital of the Company at a purchase price of $0.10 per common share for a period of twenty-four months from closing date.  The shares and warrants have been issued with the required hold period.

8.

CAPITAL STOCK (Continued)

(b)

Issued (Continued)

During 2008, the Company issued 2,000 common shares to an arm’s length party at a market value of $0.75 per common share for a total value of $1,500 in accordance with the Hope Creek Property Option Agreement (note 7).

During 2007, the Company entered into Private Placement Agreements to sell an aggregate of 120,000 units in the securities of the Company at a price of US $1.25 per unit for total proceeds to the Company of US $150,000 (Cdn $155,945). Each unit consisted of one common share and one non-transferable share purchase warrant, which entitled the holder to purchase one common share at a price of US $2.50 for a period of one year from the closing date. The Company paid finders’ fees to an arm’s length third party in the sum of US $15,000 (Cdn $15,320) in connection with these Private Placement Agreements.  As at December 31, 2008, all of the 120,000 share purchase warrants expired unexercised.

During 2007, the Company entered into Private Placement Flow-Through Financing Agreements with two directors, for the purchase of 48,000 flow-through share units in the securities of the Company at the purchase price of $1.25 per unit for total proceeds to the Company of $60,000. Each unit consisted of common shares (the “flow-through shares”) of the Company that will be a “flow-through share” pursuant to the provisions of the Income Tax Act (Canada) (the “ITA”) and one non-transferable common share purchase warrant, which entitled the holder to purchase one common share  at a price of $1.25 per flow-through warrant share until December 31, 2008. As at December 31, 2008, all 48,000 share purchase warrants expired unexercised.

The Company’s Board of Directors resolved effective as of July 1, 2005, to remunerate two independent directors for an aggregate monthly amount of $2,501 plus GST.  Effective June 30, 2007, the Company and the two directors agreed to terminate the aforementioned arrangement. As of June 30, 2007, an aggregate amount of $37,166 in directors’ fees remained payable to the two directors (the “Debt”).  The two directors and the Company entered into respective Share for Debt Settlement Agreements on July 12, 2007 and the Company issued an aggregate of 29,733 common shares at the fair market value price of $1.25 per share as full and final settlement of the Debt.

During 2006, the Company issued 48,000 flow-through share units in the securities of the Company to two individuals, one of which is a director of the Company, at the price of $1.25 per unit for total proceeds to the Company of $60,000.  Each unit consisted of one flow-through share and one flow-through common share purchase warrant, which entitled the holder to purchase one common share at a price of  $1.25 per share until December 31, 2007.  During 2007, 16,000 of the flow-through share warrants were exercised at $1.25 per flow-through share for total proceeds to the Company of $20,000 and the remaining unexercised balance of 32,000 flow-through share warrants expired.

See notes to financial statements.

KOKOMO ENTERPRISES INC.

(formerly Zab Resources Inc.)

 (An Exploration Stage Company)

Notes to the Interim Financial Statements

Nine Months Ended September 30, 2009

(Canadian Dollars)

8.

CAPITAL STOCK (Continued)

(c)

Warrants

As at September 30, 2009, the following warrants were outstanding:

	Exercise	Number of Warrants*
Expiry Date	Price

July 3, 2011	$0.10	4,000,000
July 29, 2011	$0.10	1,140,000
September 3, 2011	$0.10	102,000

Balance, September 30, 2009		5,242,000

                                                                                       *One Warrant is required to purchase one common share.

(d)

Stock options

The Company’s 2004 Stock Option Plan, which has been re-approved by the Company’s shareholders at the last Annaul General Meeting which was held on June 18, 2009, provides that the Board of Directors of the Company may grant to directors, officers, employees and consultants of the Company up to 20% of the issued and outstanding common shares of the Company calculated from time to time on a rolling basis.  The terms of the options are determined at the date of grant.

	Number of Stock Options	Weighted Average Exercise Price

Balance, December 31, 2005 and 2006	0	N/A
Granted	178,242	$1.25

Balance, December 31, 2007 and 2008	178,242	$1.25

Balance, September 30, 2009	178,242	$1.25

The weighted average remaining contractual life is 1.75 years.

At September 30, 2009, all stock options outstanding were exercisable.  All options vested immediately upon granting.

	Exercise	Number of Stock Options*
Expiry Date	Price	September 30, 2009	December 31, 2008

June 15, 2011	$1.25	178,242	178,242

      *One stock option is required to purchase one common share.

The Company applies the fair value method using the Black-Scholes option pricing model in accounting for its stock options granted.

See notes to financial statements.

KOKOMO ENTERPRISES INC.

(formerly Zab Resources Inc.)

 (An Exploration Stage Company)

Notes to the Interim Financial Statements

Nine Months Ended September 30, 2009

(Canadian Dollars)

8.

CAPITAL STOCK (Continued)

(e)

Diluted earnings (loss) per share

The following is the reconciliation between the weighted average number of common shares and number of shares used for diluted earnings (loss) per share (note 3(m)):

	2008	2007

Weighted average number of common shares outstanding – Basic	1,093,301	927,406
Pro-rated dilutive warrants	N/A	N/A
Pro-rated dilutive options	N/A	N/A

Weighted average number of common shares outstanding - Diluted	1,093,301	927,406

9.

RELATED PARTY TRANSACTIONS

All of the following transactions and balances are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

The amounts due from/to related parties are unsecured and payable on demand without interest.

The Company shares office space and certain employees with Las Vegas.

	September 30, 2009	December 31, 2008

Payable to related parties
Geological services to a company owned by a director	$0	$29,647
Office and other expenses charged by Las Vegas	134	1,260
Rent charged by Las Vegas	1,575	315
Other expenses paid for by Colt	0	205
Loan from a director	0	0
Accrued management fees	31,500	0

	$33,209	$31,427

As at September 30, 2009 and 2008, related party transactions are as follows:

(a)

Geological services of $3,108 (September 30, 2008 - $21,488) were provided by a company owned by a director.

(b)

Management fees of $270,000 (September 30, 2008 - $270,000) were paid to a company related by common management and directors.

See notes to financial statements.

KOKOMO ENTERPRISES INC.

(formerly Zab Resources Inc.)

 (An Exploration Stage Company)

Notes to the Interim Financial Statements

Nine Months Ended September 30, 2009

(Canadian Dollars)

9.

RELATED PARTY TRANSACTIONS (Continued)

(c)

On January 7, 2005, the Company acquired 1,250,000 units of Las Vegas at a price of $0.20 per unit.  Each Las Vegas unit consisted of one Las Vegas common share and one-half of one warrant.  One whole warrant was required to purchase one Las Vegas common share at $0.25 per common share expiring on January 7, 2007.  In January 2006, the Company exercised 600,000 of its half warrants. In January 2007, the remaining 650,000 half warrants expired. On November 4, 2002, the Company entered into a Licensing Agreement with Las Vegas for the joint development of certain gaming software consisting of three card games (the “three card games software”), as a result of which the three card games software was equally owned by the Company and Las Vegas.  On May 5, 2006, the Company sold its interest in the three card games software to Las Vegas for a consideration of 6,670,000 fully paid and non-assessable common shares of Las Vegas at a deemed price of $0.36 per share, as valued by an independent third party, for a total amount of $2,401,200. The 6,670,000 common shares of Las Vegas, which have been issued to the Company, were restricted from trading until May 1, 2007.  During 2008, the Company sold 7,564,000 common shares of Las Vegas for net proceeds of $431,371.

(d)

During the year ended December 31, 2007, the Company entered into debt settlement agreements with two directors in regards to directors’ fees payable (note 8(b)).

(e)

During 2005 and 2006, the Company acquired, through Private Placement financings, an aggregate of 2,500,000 shares in the capital of Colt for a total cost to the Company of $25,000.  During 2007, the Company sold all of the Company’s marketable securities of 2,500,000 shares in the capital of Colt for total gross proceeds to the Company of $125,000.

(f)

Paid to/from the Company

Paid to related parties:

Las Vegas charged the Company for its share of:

(i)

office expenses of $7,200 (September 30, 2008 - $10,800);

(ii)

rent of $2,700 (September 30, 2008 - $2,700).

(g)

On September 8, 2006, the Company entered into an option agreement for the Extra High Property with Colt; this agreement was subsequently amended on October 31, 2006 and June 14, 2007. The terms of the agreement were completed in full on June 26, 2007 (note 7).

(h)

On January 21, 2008, the Company entered into an option agreement for the Extra High Property with Colt (the “2008 Option Agreement”) (note 7).  During 2008, pursuant to the 2008 Option Agreement, Colt exercised the first tranche of the option by making a cash payment of $250,000 but did not exercise the second tranche of the option.

 (i)

Pursuant to a Loan Agreement between the Company and First Lithium Resources Inc. (formerly Mountain Capital Inc.) (“MCI”), a company related by one current and two former directors, the Company borrowed $30,000 from MCI (the “Loan”).  The Loan together with interest, at a fixed rate of 10% per annum calculated annually and not in advance, was repayable to MCI on or before June 1, 2009.  On June 1, 2009, the Company repaid MCI the Loan together with interest for a total amount of $31,085 as full and final payment of the Loan.

10.

CHANGES IN NON-CASH WORKING CAPITAL

	2009	2008

Other receivables	$2,970	$8,356
Receivable from related parties	0	71,722
Accounts payables and accrued liabilities	(41,248)	(241,164)
Payable to related parties	1,782	441
Prepaid expense	0	(41,500)

	$(36,496)	$(202,145)

11.

INCOME TAXES

The Company has available approximate non-capital losses of $1,636,000, which may be carried forward to apply against future income for Canadian tax purposes.  The losses expire as follows:

2009	$439,000
2010	105,000
2027	561,000
2028	531,000

$1,636,000

The Company has available approximate net capital loss of $900,000 that may be carried forward indefinitely.

The Company has available approximate resource-related deductions of $2,490,000 that may be carried forward indefinitely.

12.

COMMITMENT

The Company has a management services agreement with Kalpakian Bros. of B.C. Ltd., a private company owned by two directors of the Company.  The remuneration for the services provided is $30,000 plus GST per month.  The agreement expires in October 2010 and is renewable on an annual basis.

See notes to financial statements.

KOKOMO ENTERPRISES INC.

(formerly Zab Resources Inc.)

 (An Exploration Stage Company)

Notes to the Interim Financial Statements

Nine Months Ended September 30, 2009

(Canadian Dollars)

13.

CAPITAL DISCLOSURES

The Company’s capital consists of shareholders’ equity.

The Company’s objective when managing capital is to maintain adequate levels of funding to support the acquisition, exploration, and if warranted, the development of mineral properties and maintain the necessary corporate and administrative functions to facilitate these activities.  This is done primarily through equity financing.  Future financings are dependent on market conditions and there can be no assurance the Company will be able to raise funds in the future.  All equity financings require the approval of the Board of Directors.

The Company invests all capital that is surplus to its immediate operational needs in short-term, highly liquid financial instruments, such as short-term guaranteed investment certificates, held with a major Canadian financial institution.  There were no changes to the Company’s approach to capital management during the year.  The Company is not subject to externally imposed capital requirements.

The Company’s risk management procedures and policies are detailed in note 4.

14.

SUBSEQUENT EVENTS

a)

On October 14, 2009, the Company formally terminated the Option Agreement dated October 24, 2008 which was entered into with Warner Gruenwald and Thomas Illidge in respect to the Hope Creek Property located in the Province of British Columbia.

b)

On October 30, 2009, the Company and Kalpakian Bros of B.C. Ltd. renewed the Management Services Agreement for a further period of twelve months.

c)   On November 13, 2009, the Company announced that it will enter into non-brokered Private Placement Financing Agreements with certain investors, including officers and directors of the Company (the “Subscribers”) whereby the Subscribers have agreed to purchase up to 5,000,000 Units of the securities of the Company at the price of $0.06 per Unit for total proceeds to the Company of up to $300,000.  Each Unit shall consist of one common share in the capital of the Company and one share purchase warrant to purchase an additional common share in the capital of the Company. Each warrant shall be exercisable at the price of $0.10 per common share for a period of five years from Closing.

See notes to financial statements.